Exhibit 99.1

Roan Holdings Group Co., Ltd. Announces the Launch of a One-Stop Internet “Innovative Insurance Service + Health Care” Service Platform

BEIJING and HANGZHOU, China, April 30, 2020 /PRNewswire/ -- Roan Holdings Group Co., Ltd. ("Roan" or the "Company") (OTC Pink Sheets: RAHGF and RONWF), a non-bank financial corporation serving individuals and micro-, small- and medium-sized enterprises in China that also provides health management, insurance, healthcare and consumer financing services to the employees of large institutions, today announced that it officially launched a one-stop internet insurance and health care service platform after nearly eight months of preparation and systems development. The platform aims to provide modern households with one-stop systematic "customized insurance + health management + family doctor + home medical testing" health management service solutions. As part of the preparation, the Company’s subsidiaries, Zeshi Investment Partnerships (Limited Partnership) ("Zeshi"), Zeshi (Hangzhou) Health Management Co., Ltd (“Zeshi Health”), and Zhejiang Lixin Enterprise Management Group Co., Ltd. (“Zhejiang Lixin”), have established long-term partnerships for innovative insurance services, smart health medical services, data mining, and operations with a variety of insurance service partners, medical service partners, and technology and big data partners, including Kunlun Health Insurance Co., Ltd. (Zhejiang Branch) (“Kunlun Health Insurance Zhejiang Branch”), Qidi Blockchain Technology Development Corporation (“Qidi Blockchain Corporation”), Ruixin Insurance Technology (Ningbo) Co., Ltd (“Ruixin Insurance Technology”), and Yunxin Internet Hospital (Yinchuan) Co., Ltd (“Yunxin Internet Hospital”).

These partnerships are in line with the Company’s 2020 innovative insurance service and healthcare program growth strategy (the “growth strategy”). As such, the Company’s subsidiaries have established these partnerships to continue moving forward in the creation of a one-stop internet insurance and health care service platform. This platform will enable households and employees of medium to large-sized enterprises to access highly cost-effective, customized health care and insurance solutions, customized insurance products, as well as data management and operational services. Notably, the Company’s growth strategy has been designed in accordance with the Chinese government’s Healthy China 2030 development plan guidelines.

The following sections outline the various partnerships that the Company’s subsidiaries are currently engaged in.

●	Jointly-Established Special Public Welfare Fund for Fetal and Neonatal Diseases and Teamed Up With Top Medical Expert Team for Children's Diseases and Local Hospitals in China to Promote the Establishment of a Nationwide Diagnostic and Treatment Service Network for Children's Diseases

In January 2020, Zhejiang Lixin and Zeshi entered into a cooperation agreement with five other companies including Qidi Blockchain Corporation and Kunlun Health Insurance Zhejiang Branch to work with Beijing Sunshine Health Foundation to jointly establish a special public welfare fund named Women and Children's Health Care for fetal and neonatal diseases. This fund aims to support the screening, diagnosis, and treatment of fetal and newborn birth defects in China as well as the development of related medical institutions service networks, treatments of children’s diseases, as well as other scientific work and research.

●	Partnership to Promote the Application of Blockchain and Artificial Intelligence Technology in Health Care and Insurance Finance

In February 2020, Zhejiang Lixin and Fuyi Digital Technology (Hangzhou) Co., Limited (“Fuyi Digital Technology”) entered into a strategic cooperation agreement with Qidi Blockchain Corporation to cooperate in the areas of data management and operations, data transformation, and data service platform development. The partnership will pair Qidi Blockchain Corporation’s capabilities in AI medical technology, application development, data mining, operations, and management with Zhejiang Lixin’s market resources, product development experience, and marketing proficiency to drive the development of blockchain and artificial intelligence applications within both the health care and insurance industries.

●	Partnership to Build a Closed-Loop “Financial Insurance + Health Care + Technology” Service System

In March 2020, each of Zhejiang Lixin and Zeshi Health entered into separate agreements with Yunxin Internet Hospital, a provider of online and offline medical consultation and health management services to individuals, banks, insurance brokerages, and employees of large-sized institutions. In addition to its physical facilities, Yunin Internet Hospital is licensed to provide telemedicine services in China. Under these two agreements, each of Zhejiang Lixin and Zeshi Health will cooperate closely with Yunxin Internet Hospital in such areas as financial insurance and internet medical services while establishing a closed-loop “Financial Insurance + Health Care + Technology” service system.

●	Agreement to Establish Special Newborn Congenital Insurance Cooperation Program

In April 2020, Zhejiang Lixin and Ruixin Insurance Technology agreed upon the terms of cooperation for developing a special program in support of newborn congenital insurance projects. As part of the agreement, Ruixin Insurance Technology will provide customer service support and insurance products that have been jointly designed with Kunlun Health Insurance Zhejiang Branch. Zhejiang Lixin will be responsible for product marketing channel exploration and management, marketing and promotion services, as well as customer relationship services.

●	Agreement to Build an Online Platform for Home Medical Testing

On March 12, 2020, Zeshi Health and Guangzhou Jingke Biotech Co., Ltd. (“Jingke Biotech”) reached a strategic cooperation agreement to jointly build an online medical testing service platform to meet the home medical testing demands of households. According to the agreement, Zeshi Health will provide support for platform operations, market development, marketing channel management, and early-stage customer services. In addition, Jingke Medical Testing will provide testing service products and prioritize the delivery of supplies and services to customers on Zeshi Health’s service platform.

Mr. Jerry Liu, Chief Executive Officer of Roan, commented, “We are pleased to announce the launch of our one-stop internet insurance and health care service platform following the recent formation of strategic partnerships between our subsidiaries and other partners. By leveraging our existing financial services for individuals and micro-, small- and medium-sized enterprises, we will collaborate with our partners to develop this platform and continue strengthening innovative applications of technologies in health care, artificial intelligence, and block chain within integrated medical, health management, and insurance use cases. This growth strategy will further promote the synergistic development of our consumer finance business. We will work closely with partners, customers, and industry organizations to accelerate the deep integration of insurance and medical health care as well as to establish typical use case scenarios of artificial intelligence within focused industry and customer groups. We also believe that our cross-industry cooperation with leading companies in other fields will greatly improve our core competencies in the field of innovative insurance services, fuel our growth, and bring attractive financial returns going forward.”

About Roan Holdings Group Co., Ltd.

Founded in 2009, Roan Holdings Group Co., Ltd. is a non-bank financial corporation that provides comprehensive financial services to micro-, small- and medium-sized enterprises, and individuals. Roan Holdings also provides health management, insurance, healthcare and consumer financing services to the employees of large institutions. Roan Holdings has offices in Beijing and Hangzhou. For more information, please visit: www.roanholdingsgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: xiaoqing.wu@roanholdingsgroup.com

Phone: +86-571-8662 1775

Investor Relations:

Xinran Rao

ICR Inc.

Email: ICR-TMT@icrinc.com

Phone: +1 646-224-6936